Exhibit 99.2

KORNIT DIGITAL Ltd.

12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4824096 Israel

+972-3-908-5800

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Kornit Digital Ltd., to which we refer as Kornit Digital or the Company, to be voted at the Company’s 2021 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders. The Meeting will be held at 12:00 p.m. (Israel time) on Thursday, August 12, 2021, at our offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin Israel.

This Proxy Statement, the attached Notice of 2021 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about July 12, 2021 to holders of Kornit Digital ordinary shares.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Wednesday, July 7, 2021, the record date for the Meeting. You can vote your shares by following the instructions under “How You Can Vote” below or by attending the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Stephen Nigro and (c) Mr. Ronen Samuel for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his successor is duly elected and qualified;

(2)	Approval of an amendment to the Company’s Articles of Association, or the Articles, that sets the forums for adjudication of disputes under the Articles; and

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and the additional period until the Company’s 2022 annual general meeting of shareholders, and authorization of the Board (or the audit committee thereof) to fix such accounting firm’s annual compensation;

In addition, members of our management will be available at the Meeting to present and discuss our auditors’ report and consolidated financial statements as of, and for the year ended, December 31, 2020, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission, or SEC, on March 25, 2021 and which is available at www.sec.gov and at the “Investors” section of our Company’s website, www.kornit.com.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Wednesday, June 30, 2021, we had 46,277,557 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date— July 7, 2021— is entitled to one vote upon each proposal to be presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits votes for the Meeting, but does not vote on a particular proposal because that holder of record does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote tally on a particular proposal.

Vote Required for Approval of the Proposals

Under the Companies Law, 5759-1999, or the Companies Law, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal. Because an abstention, as well as a broker non-vote, is not treated as a vote “FOR” or a vote “AGAINST” a proposal, it does not impact whether the requisite majority has been achieved for approval of that proposal.

Who Can Vote

You are entitled to vote on the proposals for the Meeting if you are a shareholder of record at the close of business on Wednesday, July 7, 2021. You are also entitled to vote on the proposals if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Wednesday, July 7, 2021.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In that case, these proxy materials are being sent directly to you. As a shareholder of record, you have the right to send in your voting proxy either in the enclosed envelope to our transfer agent, or directly to the General Counsel of our Company (as described under “How You Can Vote—Shareholders of Record” below). In the alternative, you may vote in person at the Meeting.

How You Can Vote

You can vote your shares by completing and signing a proxy card or voting instruction form (which voting instruction form may be submitted electronically (online) or via telephone as well). You can also vote your shares by attending the Meeting and voting in person at the Meeting.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our investor relations website at http://ir.kornit.com, and may complete and sign that proxy card (also printing on the proxy card the name of the record shareholder holding your ordinary shares) and return it to Nitsan Deutsch, our general counsel, via e-mail to nitsan.deutsch@kornit.com or via fax to her attention at +972-3-908-0280. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by attending and voting personally or by proxy at the Meeting. We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern time, on Wednesday, August 11, 2021, or we receive it at our principal executive offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin 4809246 Israel (including via email or fax to our general counsel as described above) at least four hours prior to the Meeting on Thursday, August 12, 2021.

If you provide specific instructions (by marking a box) with regard to a proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a proposal, your shares will be voted in favor of such proposal, in accordance with the recommendation of the Board.

Holders in “Street Name”

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may utilize the control number appearing on their voting instruction form to submit their voting instructions to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com) or via telephone, if so indicated on their voting instruction forms. If mailing in your physical voting instruction form, your voting instructions must be received by noon, Eastern time, on Wednesday, August 11, 2021 for your ordinary shares to be validly included in the tally of shares voted at the Meeting. If you provide your voting instructions online (at www.proxyvote.com) or via telephone, your voting instructions must be received by 11:59 p.m. Eastern time on Tuesday, August 10, 2021. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (July 7, 2021).

If you are a beneficial owner of shares and do not specify how you want to vote on a proposal on your voting instruction form, your broker will generally not be permitted to instruct its agent to cast a vote with respect to that proposal. That is commonly referred to as a “broker non-vote.” Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 3 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

In the event of a broker non-vote with respect to one or more proposals, those shares will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Revocation of a Proxy or Voting Instructions

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Beneficial shareholders holding their shares in street name should contact their brokers, banks or other nominees for information as to how to revoke their voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about July 12, 2021. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by the Company’s transfer agent or otherwise, and the outcome of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.kornit.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of the dates specified below, based on public filings or information provided to us by such shareholders.

	Number of
	Shares
	Beneficially
Name	Held		Percent(1)
5% or Greater Shareholders
Wasatch Advisors Inc.	4,511,525	(2)	9.8%
American Capital Management Inc.	2,606,807	(3)	5.7%
Clal Insurance Enterprises Holdings Ltd.	2,357,941	(4)	5.1%

(1)	Percentage beneficial ownership is calculated based on 46,277,557 ordinary shares outstanding as of June 30, 2021.
(2)	Holdings are presented as of December 31, 2020, based on Amendment No. 2 to the beneficial ownership statement on Schedule 13G, filed by Wasatch Advisors Inc. with the SEC on February 11, 2021.
(3)	Holdings are presented as of December 31, 2020, based on Amendment No. 1 to the beneficial ownership statement on Schedule 13G, filed by American Capital Management Inc. with the SEC on February 16, 2021.
(4)	Holdings are presented as of December 31, 2020, based on Amendment No. 3 to the beneficial ownership statement on Schedule 13G, filed by Clal Insurance Enterprises Holdings Ltd., or Clal, with the SEC on February 16, 2021. Of the ordinary shares reported as beneficially owned by Clal, 2,337,975 shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions, and 19,966 are beneficially held for Clal’s own account. Consequently, Clal does not admit beneficial ownership of more than those 19,966 shares.

BOARD PRACTICES, CORPORATE GOVERNANCE AND COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

Item 6.B (“Compensation”) of our Annual Report on Form 20-F for the year ended December 31, 2020, which we filed with the SEC on March 25, 2021 (which we refer to as our 2020 Form 20-F), contains information regarding compensation paid to our directors and certain office holders (including our five most highly compensated office holders) with respect to 2020. Item 6.C of our 2020 Form 20-F (“Board Practices”) contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those portions of our 2020 Form 20-F, which we incorporate by reference herein (and for which we have provided a general link below), to obtain additional information:

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001625791/000121390021017655/f20f2020_kornitdigital.htm

PROPOSAL 1

RE-ELECTION OF OUR CLASS III DIRECTORS

Background

Under the Companies Law and our Articles, the management of our business is vested in our Board. The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles provide that our Board must consist of at least five and not more than nine directors.

Our Board currently consists of nine directors. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding, to the extent then applicable, external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of our shareholders at which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles.

Each of our directors is now assigned to one of the three, staggered classes of our Board, as follows:

(i)	the Class I directors are Alon Lumbroso, Dov Ofer and Yehoshua (Shuki) Nir, whose terms expire at our annual general meeting of shareholders to be held in 2022 and when their successors are elected and qualified;

(ii)	the Class II directors are Ofer Ben-Zur, Lauri Hanover and Gabi Seligsohn, whose terms expire at our annual general meeting of shareholders to be held in 2023 and when their successors are elected and qualified ; and

(iii)	the Class III directors are Yuval Cohen, Stephen Nigro and Ronen Samuel, whose terms expire at the Meeting.

As to our Class III directors whose term expires at the Meeting, our Board has nominated each of them— Messrs. Cohen, Nigro and Samuel — for re-election to our Board for an additional three-year term, until our 2024 annual general meeting of shareholders. Our Board recommends that our shareholders re-elect those nominees pursuant to this Proposal 1. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election of each such nominee as a Class III director.

Among the Class III directors nominated for reelection at the Meeting, the Board has determined that each of Mr. Cohen and Nigro satisfies the independent director requirements under the NASDAQ Listing Rules.

Each of the Class III director nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a Class III director if re-elected. Additionally, in accordance with the Companies Law, each of those nominees has certified to us that he or she meets all of the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of the Company, taking into account the size and needs of our Company. We do not have any understanding or agreement with respect to the future election of any of the nominees.

Set forth below is certain biographical information regarding the background and experience of Yuval Cohen, Stephen Nigro and Ronen Samuel:

Yuval Cohen has served as the Chairman of our board of directors since August 2011. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004 and our former controlling shareholder. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, or JVP, an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School in Massachusetts.

Stephen Nigro has served as a director of our company since August 2019, after having served as a strategic advisor to our company from April through August 2019. Mr. Nigro retired in early 2019 after 37 years at Hewlett–Packard, or HP, most recently serving as President of HP’s 3D printing business, where he created and scaled a new technology and business, serving as a driving force towards HP’s leadership in both the plastic and metal 3D printing markets. Mr. Nigro currently is a director at Desktop Metals (NYSE: DM). He also serves on the steering committee for the Oregon Business Council and is a Board member of iUrbanTeen, which promotes STEM education to underrepresented teens. Prior to heading HP’s 3D printing business, Mr. Nigro served as Senior Vice President of HP Imaging and Printing Business, where he was responsible for leading HP’s World Wide HP 2D printing business. Prior to that position, Mr. Nigro led the World Wide Inkjet and Graphics Business, which served the consumer, business, and Graphics segments, with both inkjet and LEP printing solutions. Mr. Nigro was involved in initiating several matters at HP, including: delivery of the first HP color inkjet solution to the market; setting up HP’s Inkjet Supplies operation in Singapore; development of HP’s first off-axis inkjet platform; HP’s move into the low-end consumer printing market, delivering a new low-end inkjet platform; creation and scaling of the HP Graphics printing business; the connected printing strategy introducing big data and a new Instant Ink business model; and the creation of the HP 3D printing business. Mr. Nigro spent time at HP’s locations in San Diego, California; Corvallis, Oregon; Singapore; Palo Alto; and Vancouver, Washington. Mr. Nigro holds a bachelor’s degree in mechanical engineering from the University of California at Santa Barbara and a master’s degree in electrical engineering from Stanford University.

Ronen Samuel has served as our Chief Executive Officer since August 2018 and as a director since August 2019. Prior to joining our company, Mr. Samuel served in various capacities at HP over the course of the previous 18 years. Most recently, he served as Vice President and General Manager of HP Indigo and WebPress EMEA. Prior to that, Mr. Samuel led HP’s Asia Pacific and Japan region for seven years. He was also engaged in Strategic Marketing while at HP, working closely with Research and Development to define future products. While at HP, Mr. Samuel also served in various capacities as product/project manager. Prior to his career in printing technology, Mr. Samuel spent seven years in the Israeli Air Force, rising to the rank of major while serving as a fighter pilot and leading the establishment of Israel’s second Apache Squadron. Mr. Samuel received an M.B.A. from Northwestern University’s Kellogg School of Management and received an undergraduate Business and Law degree from The Interdisciplinary Center in Herzliya, Israel.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting pursuant to this Proposal 1:

(a)	“RESOLVED, that the re-election of Mr. Yuval Cohen as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2024 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”;

(b)	“RESOLVED, that the re-election of Mr. Stephen Nigro as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2024 and upon the due election and qualification of her successor, be, and hereby is, approved in all respects”; and

(c)	“RESOLVED, that the re-election of Mr. Ronen Samuel as a Class III director of Kornit Digital Ltd., for a term of three years that expires at Kornit’s annual general meeting of shareholders in 2024 and upon the due election and qualification of his successor, be, and hereby is, approved in all respects”.

Required Vote

As is more fully described above (under “Vote Required for Approval of the Proposals”), the vote required for the re-election of each of Mr. Yuval Cohen, Mr. Stephen Nigro and Mr. Ronen Samuel as a Class III director is the affirmative vote of the holders of a majority of the voting power present in person or represented by proxy at the Meeting and voting on paragraph (a), (b) or (c), as applicable, of this proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the three Class III directors.

PROPOSAL 2

APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION- ADDING FORUM SELECTION CLAUSE

Background

A forum selection clause in a corporate charter document can be an effective way for a company to reduce litigation costs and increase outcome predictability.  Such a clause requires a derivative suit or other claim relating to corporate governance or other matters, such as securities law matters, to be litigated in a specific forum that is selected by the company. A recent judicial decision in Delaware upheld the validity of such a clause, which increases the likelihood that Israeli courts (which often rely upon Delaware precedent for new corporate law questions) will likewise deem such a clause to be valid for an Israeli company such as ours to have in its articles of association.

Our Board has considered the appropriateness of a forum selection clause and has determined that it is in the best interest of the Company and its shareholders to adopt such a clause, which, if approved at the Meeting, will be added to our Articles via an amendment. In reaching its decision, the Board expressed its view that such a clause will reduce the cost of potential litigation and increase outcome predictability for all parties, while preserving the most reasonable and fair forum for the Company and its shareholders to resolve any potential dispute.

The forum selection clause proposed by the Board, if approved by our shareholders at the Meeting, will provide the following division of forums for potential litigation matters, which the Board believes is in keeping with the nature of the respective categories of claims:

●	for any causes of action arising under the U.S. Securities Act of 1933, as amended, or the Securities Act, the federal district courts of the United States will be the exclusive forum, including for the resolution of any complaint against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants, or underwriters; and

●	for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law 5728-1968, the Tel Aviv District Court will be the exclusive forum.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 2 at the Meeting:

RESOLVED, that the following new article be, and hereby is, adopted and added to the Company’s Articles as Article 70:

Forum for Adjudication of Disputes

70. Forums for Adjudication of Disputes.

(a) Unless the Company consents in writing to the selection of an alternative forum, with respect to any causes of action arising under the Securities Act of 1933 as amended, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person or entity, including such claims brought against the Company, its directors, officers, employees, advisors, attorneys, accountants, or underwriters.

(b) Unless the Company consents in writing to the selection of an alternative forum, the Tel Aviv District Court shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Israeli Companies Law 5759-1999 or the Israeli Securities Law 5728-1968.

(c) Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article 70.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for amending the Articles to add a forum selection clause. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 2.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of the foregoing resolution approving the amendment to the Company’s Articles that adds a forum selection clause.

PROPOSAL 3

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

Background

In August 2020, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, which we refer to as Kost Forer, was appointed by our shareholders as our independent auditors for the fiscal year ended December 31, 2020, and for such additional period until the Meeting. The audit committee of our Board has approved the re-appointment of Kost Forer as our independent auditors for the fiscal year ending December 31, 2021 and for such additional period until the 2022 annual general meeting of shareholders. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the foregoing period of time. Based upon the recommendation of the audit committee and the Board, we are submitting to our shareholders for approval the reappointment of Kost Forer as the Company’s independent auditors for the year ending December 31, 2021 and for the additional period until the annual general meeting to be held in 2022. We are furthermore proposing that our shareholders authorize the Board, with power of delegation to the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	Year Ended December 31, 2019		Year Ended December 31, 2020
	Amount	Percentage	Amount	Percentage
	(all amounts in thousands, except for percentages)
Audit fees	$519	64%	$565	63%
Audit-Related Fees	85	11%	21	2%
Tax Fees	100	16%	285	32%
All Other Fees	72	9%	25	3%

Total	$776	100%	$896	100%

“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent auditors provide, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent auditors for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent auditors with respect to government incentives and other matters.

Comparison of Audit and Non- Audit Fees for the Years Ended December 31, 2019 and 2020

Audit Fees

Audit fees increased by approximately $46,000, or 8.9%, in the year ended December 31, 2020 relative to the year ended December 31, 2019. The increase in audit fees was primarily attributable to audit fees paid in connection with the shelf registration statement on Form F-3 that we filed in September 2020, which also involved additional work by our independent auditors.

Audit-Related Fees

Audit-related fees decreased by 75.3%, to approximately $21,000, in the year ended December 31, 2020 relative to the year ended December 31, 2019. That decrease was attributable to a decrease in our expenditures for financial and accounting due diligence services that our independent auditors performed on our behalf in connection with acquisitions that we pursued and/or consummated during 2019 compared to 2020.

Tax Fees

Tax fees increased by approximately $185,000, or 185%, in the year ended December 31, 2020 compared to the year ended December 31, 2019. That increase was primarily attributable to services related to tax assessments in Israel and preferred enterprise structure that the independent auditors performed.

Other Fees

Other fees paid to our independent auditors decreased by approximately $47,000, or 65.3%, from $72,000 in 2019 to approximately $25,000 in 2020. The other fees paid to our independent auditors in 2020 were for services related to advice concerning the Encouragement of Capital Investments Law.

Pre-Approval Policies and Procedures for Audit and Non-Audit Services

Our audit committee follows pre-approval policies and procedures for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to those policies and procedures, which are designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Board.”

 “RESOLVED FURTHER, that the Company’s Board (with power of delegation to the audit committee of the Board) be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.”

Required Vote

The approval of Proposal 3 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions and broker non-votes).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for the fiscal year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders and (ii) the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2020. A copy of the 2020 Form 20-F— which contains those audited consolidated financial statements— is available to our shareholders through the SEC website, www.sec.gov, and at the Investor Relations section of our website at http://ir.kornit.com. Neither of such websites is a part of this Proxy Statement.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2021 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

Our 2020 Form 20-F, filed with the SEC on March 25, 2021, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of our website at http://ir.kornit.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing and furnishing reports with or to (as applicable) the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Yuval Cohen
Chairman of the Board of Directors

Rosh Ha’ayin, Israel

July 7, 2021